The information in this preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933 but is not complete and may be changed. This preliminary prospectus supplement and the accompanying base prospectus are not an offer to sell nor do they seek to offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-159678

Subject to Completion, dated August 6, 2009

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 31, 2009)

Targa Resources Partners LP

6,000,000 Common Units

Representing Limited Partner Interests

We are selling 6,000,000 common units representing limited partner interests in Targa Resources Partners LP. Our common units are traded on The NASDAQ Stock Market LLC under the symbol “NGLS.” The last reported sales price of our common units on The NASDAQ Stock Market LLC on August 5, 2009 was $17.80 per common unit.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page S-20 of this prospectus supplement and on page 1 of the accompanying prospectus.

	Per Common Unit	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Targa Resources Partners LP (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 900,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 6,000,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about August   , 2009.

Joint Book-Running Managers

UBS Investment Bank	Barclays Capital	Citi

Co-Managers

Raymond James	Deutsche Bank Securities	RBC Capital Markets

Prospectus Supplement dated          , 2009.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering of common units. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If the information about the common unit offering varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference into this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. Please read “Information Incorporated by Reference” on page S-30 of this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying base prospectus and any free writing prospectus prepared by or on behalf of us relating to this offering of common units. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the common units, and seeking offers to buy the common units, only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus supplement, the accompanying base prospectus or any free writing prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference herein is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus supplement and the documents we incorporate by reference herein contain “forward-looking” statements. All statements that are not statements of historical facts, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “potential,” “plan,” “forecast” and other similar words. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference.

These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks and uncertainties include, but are not limited to, the risks set forth in “Risk Factors” beginning on page S-20 in this prospectus supplement and in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2009 as well as the following risks and uncertainties:

•	our ability to access the debt and equity markets, which will depend on general market conditions and the credit ratings for our debt obligations;

•	the amount of collateral required to be posted from time to time in our transactions;

i

•	our success in risk management activities, including the use of derivative financial instruments to hedge commodity and interest rate risks;

•	the level of creditworthiness of counterparties to transactions;

•	changes in laws and regulations, particularly with regard to taxes, safety and protection of the environment;

•	the timing and extent of changes in natural gas, NGLs and commodity prices, interest rates and demand for our services;

•	weather and other natural phenomena;

•	industry changes, including the impact of consolidations and changes in competition;

•	our ability to obtain necessary licenses, permits and other approvals;

•	the level and success of drilling for natural gas and oil around our assets, and our success in connecting natural gas supplies to our gathering and processing systems;

•	our ability to grow through acquisitions or internal growth projects, and the successful integration and future performance of such assets;

•	general economic, market and business conditions; and

•	the risks described elsewhere in this prospectus supplement.

You should read these statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other “forward-looking” information. Before you invest, you should be aware that the occurrence of any of the events described in “Risk Factors” beginning on page S-20 in this prospectus supplement and in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2009 could substantially harm our business, results of operations and financial condition. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying base prospectus. It does not contain all of the information that you should consider before making an investment decision. You should read this entire prospectus supplement, the accompanying base prospectus and the documents incorporated herein by reference for a more complete understanding of this offering of common units. Please read “Risk Factors” beginning on page S-20 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2009 for information regarding risks you should consider before investing in our common units. We include a glossary of some of the terms used in this prospectus supplement as Appendix A. Unless the context otherwise indicates, the information included in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional common units.

Throughout this prospectus supplement, when we use the terms “we,” “us,” “our” or the “partnership,” we are referring either to Targa Resources Partners LP in its individual capacity or to Targa Resources Partners LP and its operating subsidiaries collectively, as the context requires. References in this prospectus supplement to our “general partner” refer to Targa Resources GP LLC.

Targa Resources Partners LP

Overview

Targa Resources Partners LP (NASDAQ: NGLS) is a growth-oriented Delaware limited partnership formed by our parent, Targa Resources, Inc. (“Targa”), a leading provider of midstream natural gas and NGL services in the United States, to own, operate, acquire and develop a diversified portfolio of complementary midstream energy assets. We are engaged in the business of gathering, compressing, treating, processing and selling natural gas and fractionating and selling natural gas liquids, or NGLs, and NGL products.

We currently operate in the Fort Worth Basin/Bend Arch in North Texas (the “Fort Worth Basin”), the Permian Basin of West Texas and in Southwest Louisiana. Our assets include approximately 6,300 miles of gathering pipelines and seven gas processing plants (including one that is currently idle) with 673 MMcf/d of combined processing capacity. We generally gather natural gas from producers at the wellhead or central delivery points, move the wellhead natural gas through our gathering system, treat and process the natural gas, and then sell the resulting residue natural gas and NGLs based on published index market prices.

Since our formation, we have leveraged our relationship with Targa to achieve meaningful growth in our business. In connection with our initial public offering (“IPO”) in February 2007, Targa contributed the assets of the North Texas System located in the Fort Worth Basin (the “North Texas System”) to us. In October 2007, we acquired the assets of the San Angelo Operating Unit System located in the Permian Basin (the “SAOU System”) and the assets of the Louisiana Operating Unit System located in Southwest Louisiana (the “LOU System”) from Targa. We intend to continue to leverage our relationship with Targa to acquire and construct additional midstream energy assets and to utilize the significant experience of Targa’s management team to execute our strategy.

Recent Developments

On July 27, 2009, we entered into a purchase and sale agreement with certain affiliates of Targa, pursuant to which we agreed to purchase Targa’s natural gas liquids business (the “Downstream Business”), for aggregate consideration of $530 million, subject to certain adjustments. We expect to finance this acquisition with cash, funded through borrowings under our senior secured revolving credit facility, and by issuing to Targa or its affiliates common units representing limited partner interests in the Partnership and general partner units representing general partner interests in the Partnership.

As part of this transaction, Targa has agreed to provide us with distribution support in the form of a reduction in the reimbursement for allocated general and administrative expenses if necessary for a 1.0x distribution coverage ratio at the current distribution of $0.5175 per limited partner unit, subject to a maximum support of $8 million in any quarter. The distribution support is expected to be in effect for the nine quarter period beginning with the fourth quarter of 2009 and continuing through the fourth quarter of 2011. Consummation of the acquisition of the Downstream Business is subject to the satisfaction of a number of conditions, including but not limited to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. While we believe the acquisition of the Downstream Business will close during the third quarter of 2009, we can provide no assurance as to when the acquisition of the Downstream Business will close or whether it will be successfully completed. The acquisition of the Downstream Business is not conditioned upon this issuance of common units. Accordingly, if you decide to purchase common units from us, you should be willing to do so whether or not we complete the acquisition of the Downstream Business. Please read “Risk Factors.” A description of the Downstream Business is set forth below.

Brief Overview of Downstream Business

The Downstream Business is also referred to as Targa’s NGL Logistics and Marketing Division, which consists of three segments: (i) Logistics Assets, (ii) NGL Distribution and Marketing and (iii) Wholesale Marketing. The Logistics Assets segment includes the assets involved in the fractionation, storage and transportation of NGLs. The NGL Distribution and Marketing segment markets internal NGL production, purchases NGL products from third parties for resale, and manages much of the logistics between facilities. The Wholesale Marketing segment includes the refinery services business and wholesale propane marketing operations. For the six months ended June 30, 2009, Targa reported the following financial information about its business:

	Three Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2009	2009
	(In millions)	(In millions)

Net income attributable to Targa Resources, Inc.	$13.5	$16.1
Add:
Net income attributable to noncontrolling interests	8.3	6.6
Depreciation and amortization expense	42.1	83.7
General and administrative expense	28.1	51.9
Interest expense, net	22.1	47.8
Income tax expense	6.5	6.4
Other, net	0.1	(1.0)

Operating Margin	$120.7	$211.5

Operating margin by segment:
Natural Gas Gathering and Processing	$84.6	$147.7
Logistics Assets	22.8	31.8
NGL Distribution and Marketing Services	9.5	23.9
Wholesale Marketing	3.1	7.4
Other	0.7	0.7

Total Operating Margin	$120.7	$211.5

The combined operating margin for the Downstream Business was $63.1 million for the six months ended June 30, 2009 and includes the operating margin for the Logistics Assets, NGL Distribution and Marketing Services and Wholesale Marketing segments and excludes the operating margin for the Natural Gas Gathering and Processing segment. Operating margin for the Downstream Business also includes results (primarily incremental expenses) from certain immaterial assets that will not be included in the acquisition of the Downstream Business by the Partnership. In addition, operating margin for the Downstream Business does not reflect the impact of any general and administrative expense allocation for such business. Such general and administrative expense was approximately $25.5 million for the six months ended June 30, 2009.

Non-GAAP Financial Measure

Operating Margin.  Targa reviews performance based on the non-generally accepted accounting principle (“non-GAAP”) financial measure of operating margin. Targa defines operating margin as total operating revenues, which consist of natural gas and NGL sales plus service fee revenues, less product purchases, which consist primarily of producer payments and other natural gas purchases, and operating expense. Natural gas and NGL sales revenue includes settlement gains and losses on commodity hedges. Targa’s operating margin is impacted by volumes and commodity prices as well as by its contract mix and hedging program, which are described in more detail below. Targa views its operating margin as an important performance measure of the core profitability of its operations. Targa reviews its operating margin monthly for consistency and trend analysis. The GAAP measure most directly comparable to operating margin is net income. Targa’s non-GAAP financial measure of operating margin should not be considered as an alternative to GAAP net income. Operating margin is not a presentation made in accordance with GAAP and has important limitations as an analytical tool. You should not consider operating margin in isolation or as a substitute for analysis of Targa’s results as reported under GAAP. Because operating margin excludes some, but not all, items that affect net income and is defined differently by different companies in Targa’s industry, Targa’s definition of operating margin may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

Targa compensates for the limitations of operating margin as an analytical tool by reviewing the comparable GAAP measure, understanding the differences between the measures and incorporating these insights into its decision-making processes.

Targa believes that investors benefit from having access to the same financial measures that its management uses in evaluating its operating results. Operating margin provides useful information to investors because it is used as a supplemental financial measure by Targa and by external users of Targa’s financial statements, including such investors, commercial banks and others, to assess:

•	the financial performance of Targa’s assets without regard to financing methods, capital structure or historical cost basis;

•	Targa’s operating performance and return on capital as compared to other companies in the midstream energy sector, without regard to financing or capital structure; and

•	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.

The information presented above with respect to Targa and the Downstream Business has not been audited. Financial statements that include both audited and interim stand-alone financial information for the Downstream Business and pro forma information for the financial impact on the Partnership of the acquisition of the Downstream Business are incorporated by reference into this prospectus supplement.

Logistics Assets

The Logistics Assets segment includes Targa’s fractionation, storage and terminalling and transportation and distribution assets.

Fractionation.  The fractionation assets separate raw NGL mix into component NGLs, which are then sold or held in storage for sale at a later date. In 2008, Targa fractionated 212.2 MBbl/d of raw NGL mix. The following table summarizes key ownership and operational information regarding the fractionation facilities included in the Logistics Assets segment are:

			2008 Gross
		Maximum Gross	Throughput
Facility	% Owned	Capacity (MBbls/d)	(MBbls/d)

Operated Fractionation Facilities:
Lake Charles Fractionator (Lake Charles, LA)(1)	100.0	55	26.3
Cedar Bayou Fractionator (Mont Belvieu, TX)(1)(2)	88.0	215	185.9
Equity Fractionation Facilities (non-operated):
Gulf Coast Fractionator (Mont Belvieu, TX)	38.8	109	105.2

(1)	Targa serves as Operator.

(2)	Includes ownership through 88% interest in Downstream Energy Ventures Co., L.L.C.

The Targa NGL fractionation business included in the Downstream Business is conducted under fee-based agreements.

Storage and Terminalling.  In general, the storage assets provide warehousing of raw NGL mix, NGL products and petrochemical products in underground wells, which allows for the injection and withdrawal of such products at various times in order to meet demand cycles. The terminalling operations provide the inbound/outbound logistics and warehousing of raw NGL mix, NGL products and petrochemical products in above-ground storage tanks. Long-term and short-term storage and terminalling services are provided under fee-based agreements.

The storage and terminalling assets include (i) a total of 35 storage wells with a net storage capacity of approximately 65 MMBbl, the usage of which may be limited by brine handling capacity, which is utilized to displace NGLs from storage and (ii) 15 terminal facilities (14 wholly owned) in Texas, Kentucky, Mississippi, Tennessee, Louisiana, Florida, New Jersey and Arizona.

The fractionation and storage and terminalling businesses are supported by approximately 800 miles of company-owned pipelines to transport mixed NGL and specification products.

The following table summarizes key ownership and operational information regarding the principal NGL storage and terminalling facilities included in the Logistics Assets segment:

	NGL Storage Facilities
			Number of Active	Gross Storage
Facility	% Owned	County/Parish/State	Wells	Capacity (MMBbl)

Hackberry Storage (Lake Charles)(1)	100.0	Cameron, LA	12	20.0
Mont Belvieu Storage(2)	100.0	Chambers, TX	20	41.4
Hattiesburg Storage	50.0	Forrest, MS	3	4.5

(1)	Five of the twelve owned wells are leased to Citgo Petroleum Corporation (“Citgo”) under a long-term lease. The reported gross storage capacity includes the wells leased to Citgo.

(2)	Targa owns and operates 20 wells and operates six wells owned by others. The reported gross storage capacity does not include the wells owned by others.

	Terminal Facilities
	%	County/Parish/		2008 Throughput
	Owned	State	Description	(million gallons)

Galena Park Terminal	100	Harris, TX	NGL import/export terminal	899.0
Calvert City Terminal	100	Marshall, KY	Propane terminal	49.6
Greenville Terminal(1)	100	Washington, MS	Marine propane terminal	18.3
Pt. Everglades Terminal	100	Broward, FL	Marine propane terminal	25.9
Tyler Terminal	100	Smith, TX	Propane terminal	7.9
Abilene Transport(2)	100	Taylor, TX	Raw NGL transport terminal	14.7
Bridgeport Transport(2)	100	Wise, TX	Raw NGL transport terminal	69.2
Gladewater Transpor(2)	100	Gregg, TX	Raw NGL transport terminal	63.3
Hammond Transport	100	Tangipahoa, LA	Transport terminal	33.1
Chattanooga Terminal	100	Hamilton, TN	Propane terminal	23.2
Mont Belvieu Terminal(3)	100	Chambers, TX	Transport and storage terminal	2,910.4
Hackberry Terminal	100	Cameron, LA	Storage terminal	316.9
Sparta Terminal	100	Sussex, NJ	Propane terminal	11.3
Hattiesburg Terminal	50	Forrest, MS	Propane terminal	147.2
Winona Terminal(4)	100	Coconino, AZ	Propane terminal	—

(1)	Volumes reflect total import and export across the dock/terminal.

(2)	Volumes reflect total transport and injection volumes.

(3)	Volumes reflect total transport and terminal throughput volumes.

(4)	Anticipated commencement of operations in third quarter of 2009.

Transportation and Distribution.  The transportation assets included in the Logistics Assets segment are:

•	approximately 770 railcars that Targa leases and manages;

•	approximately 70 owned and leased transport tractors and approximately 100 company-owned tank trailers; and

•	21 company-owned pressurized NGL barges with more than 320,000 barrels of capacity.

Transportation services to refineries and petrochemical companies are provided under fee-based agreements.

NGL Distribution and Marketing

In the NGL Distribution and Marketing segment, Targa markets its own NGL production and also purchases component NGL products from other NGL producers and marketers for resale. In 2008, Targa’s distribution and marketing services business sold an average of approximately 219 MBbl/d of NGLs to third parties in North America.

Targa generally purchases raw NGL mix at a monthly pricing index less applicable fractionation, transportation and marketing fees and resells these products to petrochemical manufacturers, refineries and other marketing and retail companies. This segment is primarily a physical settlement business in which Targa earns margin from purchasing and selling NGL products. Targa also earns margin by purchasing and reselling NGL products in the spot and forward physical markets.

Wholesale Marketing

The Wholesale Marketing segment includes Targa’s refinery services business and wholesale propane marketing operations. In the refinery services business, Targa provides liquefied petroleum gas balancing services, purchases natural gas liquids products from refinery customers and sells natural gas liquids products to various customers. Targa’s wholesale propane marketing operations include the sale of propane and related logistics services to multi-state retailers, independent retailers and other end-users. The Wholesale Marketing segment operates principally in the United States, and has a small marketing presence in Canada.

Our Current Operations

Our natural gas gathering and processing operations are located in and serve parts of three geographic regions: the North Texas System in the Fort Worth Basin, the SAOU System in the Permian Basin and the LOU System in Southwest Louisiana.

The following table summarizes key ownership and operational information regarding our operating gathering systems and natural gas processing plants, all of which are 100% owned and operated:

			2008
			Approximate	2008
			Gross Inlet	Approximate	Approximate
		Approximate Gross	Throughput	Gross NGL	Fractionation
		Processing Capacity	Volume	Production	Capacity
Facility	Location	(MMcf/d)	(MMcf/d)	(MBbl/d)	(MBbl/d)

North Texas System
Chico	Wise, TX	265			15
Shackelford	Shackelford, TX	13			N/A

Gathering Area	12 counties — 5,700 square miles	278	162.8	19.0	15
SAOU System
Mertzon	Irion, TX	48			N/A
Sterling	Sterling, TX	62			N/A
Conger(1)	Sterling, TX	25			N/A

Gathering Area	10 counties — 4,000 square miles	135	90.3	14.1	N/A
LOU System
Gillis	Calcasieu, LA	180			13
Acadia	Acadia, LA	80			N/A

Gathering Area	12 parishes — 3,800 square miles	260	168.1	9.0	13

Total Gathering and Processing		673	421.2	42.1	28

(1)	The Conger plant is not currently operating, but is on standby and can be quickly reactivated on short notice to meet additional needs for processing capacity.

The North Texas System

The North Texas System includes two interconnected gathering systems with approximately 4,100 miles of pipelines, covering portions of 12 counties and 5,700 square miles that gather wellhead natural gas for the Chico and Shackelford natural gas processing facilities. During 2008, the North Texas System gathered approximately 169 MMcf/d of natural gas.

The Chico Gathering System consists of approximately 2,000 miles of primarily low-pressure gathering pipelines. Wellhead natural gas is either gathered for the Chico plant located in Wise County, Texas and then compressed for processing or it is compressed in the field at numerous compressor stations and then moved via one of several high-pressure gathering pipelines to the Chico plant. The Chico processing plant includes two cryogenic processing trains with a combined capacity of approximately 265 MMcf/d and an NGL fractionator with the capacity to fractionate up to approximately 15 MBbl/d of raw NGL mix.

The Shackelford Gathering System consists of approximately 2,100 miles of intermediate-pressure gathering pipelines which gather wellhead natural gas largely for the Shackelford plant in Albany, Texas. Natural gas gathered from the northern and eastern portions of the Shackelford Gathering System is typically compressed in the field at numerous compressor stations and then transported via a high-pressure 32-mile, 10-inch diameter pipeline, called the Interconnect Pipeline, to the Chico plant for processing. The Shackelford plant is a cryogenic plant with a nameplate capacity of approximately 15 MMcf/d, but effective capacity is limited to approximately 13 MMcf/d due to capacity constraints on the residue gas pipeline that serves the facility.

The SAOU System

Covering portions of 10 counties and approximately 4,000 square miles in West Texas, the SAOU System includes approximately 1,350 miles of pipeline in the Permian Basin that deliver wellhead natural gas to the Mertzon, Sterling and Conger processing plants. During 2008, the system gathered approximately 99 MMcf/d of natural gas, including approximately 6 MMcf/d purchased from a third party gatherer.

The SAOU System is connected to numerous producing wells and/or central delivery points. The system has approximately 850 miles of low-pressure gathering systems and approximately 500 miles of high-pressure gathering pipelines to deliver the natural gas to our processing plants. The gathering system has numerous compressor stations to inject low-pressure gas into the high-pressure pipelines.

The SAOU System includes two currently operating refrigerated cryogenic processing plants, the Mertzon plant and the Sterling plant, which have an aggregate processing capacity of approximately 110 MMcf/d. The system also includes the Conger cryogenic plant with a capacity of approximately 25 MMcf/d, which is on standby and can be quickly reactivated on short notice and minimal incremental cost to meet additional needs for processing capacity.

The LOU System

The LOU System consists of approximately 850 miles of gathering system pipelines, covering approximately 3,800 square miles in Southwest Louisiana. During 2008, the system gathered approximately 178 MMcf/d of natural gas, including approximately 53 MMcf/d purchased from third party pipeline systems.

The LOU System is connected to numerous producing wells and/or central delivery points in the area between Lafayette and Lake Charles, Louisiana. The gathering system is a high-pressure gathering system that delivers natural gas for processing to either the Acadia or Gillis plants via three main trunk lines.

The LOU System includes the Gillis and Acadia processing plants, both of which are cryogenic plants. These processing plants have an aggregate processing capacity of approximately 260 MMcf/d. In addition, the Gillis plant has integrated fractionation with operating capacity of approximately 13 MBbl/d of capacity.

Competitive Strengths

We believe that we are well positioned to execute our primary business objective and business strategies successfully because of the following competitive strengths:

•	Affiliation with Targa. We expect that our relationship with Targa will provide us with significant business opportunities. Targa owns and operates a large integrated platform of midstream assets in oil and natural gas producing regions, including the Permian Basin in West Texas and Southeast New Mexico and the onshore and offshore regions of the Texas and Louisiana Gulf Coast. These operations are integrated with the Downstream Business that extends services to customers throughout the U.S. We believe Targa’s relationships throughout the energy industry, including with producers of natural gas in the U.S., will help facilitate implementation of our acquisition strategy and other strategies. Targa has indicated that it intends to use us as a growth vehicle to pursue the acquisition and expansion of midstream natural gas, NGL and other complementary energy businesses and assets and we expect to have the opportunity, but not the obligation, to acquire such businesses and assets directly from Targa in the future. The pending acquisition of the Downstream Business is an example of such an opportunity.

•	Strategically located assets. Our North Texas System is one of the largest integrated natural gas gathering, compression, treating and processing systems in the Fort Worth Basin. We believe current levels of natural gas exploration, development and production activities within the Fort Worth Basin present opportunities to generate additional throughput on our system.

The SAOU System provides us access to the Permian Basin, which is characterized by long-lived, multi-horizon oil and gas reserves that have low natural production declines. The SAOU System has access to liquid market hubs for both natural gas and NGLs.

The LOU System gathers gas primarily from onshore oil and gas production in Southwest Louisiana in the area around and between Lafayette and Lake Charles, Louisiana. The LOU System’s processing plants have direct access to the Lake Charles industrial market through its intrastate pipeline system, providing us the ability to deliver natural gas to industrial users and electric utilities in the Lake Charles area. The LOU System also has access to both interstate natural gas supplies and markets as well as access to the NGL markets of the Louisiana and Texas Gulf Coast.

•	High quality and efficient assets. Our gathering and processing systems consist of high quality assets that have been well maintained, resulting in low cost, efficient operations. We have implemented state-of-the-art processing, measurement and operations and maintenance technologies. These technologies have allowed us to proactively manage our operations with fewer field personnel resulting in lower costs and minimal downtime. As a result, we believe we have established a reputation in the midstream business as a reliable and cost-effective supplier of services to our customers and have a track record of safe, efficient and reliable operation of our facilities.

•	Low maintenance capital expenditures. We believe that a relatively low level of maintenance capital expenditures is sufficient for us to continue operations in a safe, prudent and cost-effective manner.

•	Prudent hedging arrangements. While our percent-of-proceeds gathering and processing contracts subject us to commodity price risk, we have entered into long-term hedges covering the commodity price exposure associated with a significant portion of our near to mid-term expected equity gas, condensate and NGL volumes.

•	Strong producer customer base. We have a strong producer customer base consisting of both major oil and gas companies and other producers. We believe we have established a reputation as a reliable operator by providing high quality services and focusing on the needs of our customers. Targa also has relationships throughout the energy industry, including with producers of natural gas in the U.S. and has established a positive reputation in the energy business which we believe will assist us in our primary business objectives.

•	Comprehensive package of midstream services. We provide a comprehensive package of services to natural gas producers, including natural gas gathering, compression, treating, processing and NGL fractionating. We believe our ability to provide these services provides us with an advantage in competing for new supplies of natural gas because we can provide substantially all of the services producers, marketers and others require to move natural gas and NGLs from wellhead to market on a cost-effective basis.

•	Experienced management team. Targa’s executive management team members have over 200 years of combined experience operating, acquiring, integrating and improving the value of midstream natural gas assets and businesses across major supply areas including Texas, Louisiana and the Gulf Coast and have held management positions at companies with midstream assets and commercial operations similar in scale and scope to ours. Several of Targa’s executive and senior management team members have worked together effectively in prior roles. In addition, Targa’s operations and commercial management team consists of individuals with an average of approximately 25 years of midstream operating experience. Our relationship with Targa provides us with access to significant operational, commercial, technical, risk management and other expertise.

Business Strategies

Our primary objective is to provide increasing cash distributions to our unitholders over time. Our business strategies focus on creating and increasing value for our unitholders through efficient operations, disciplined risk management and prudent growth through organic projects and acquisitions. We intend to accomplish our primary objective by executing the following strategies:

•	Increasing the profitability of our existing assets. With our North Texas System, we have an extensive network of gathering systems and two natural gas processing facilities, which positions us to capitalize on the ongoing development from the Barnett Shale and the other Fort Worth Basin formations. The SAOU System is located in the Permian Basin of West Texas, which is characterized by long-lived, multi-horizon oil and gas reserves that have low natural production declines. The LOU System has access to onshore basins in South Louisiana and serves the Lake Charles industrial market. Our assets provide us opportunities to:

•	utilize excess pipeline and plant capacity to connect and process new supplies of natural gas at minimal incremental cost;

•	undertake additional initiatives to improve operating efficiencies and increase processing yields;

•	eliminate bottlenecks to allow for increased throughput;

•	pursue pressure reduction projects to increase volumes of gas to be gathered and processed; and

•	expand our footprint in a cost effective manner.

•	Managing our contract mix to optimize profitability. The majority of our operating margin is generated pursuant to percent-of-proceeds contracts or similar arrangements which, if unhedged, benefit us in increasing commodity price environments and expose us to a reduction in profitability in decreasing commodity price environments. We believe that if appropriately managed, our current contract mix allows us to optimize our profitability over time. Although we expect to maintain primarily percent-of-proceeds arrangements as a function of historical contract structures and the competitive dynamics of our gathering areas, we continually evaluate the market for attractive fee-based and other arrangements which will further reduce the variability of our cash flows as well as enhance our profitability and competitiveness.

•	Mitigating commodity price exposure through prudent hedging arrangements. The primary purpose of our commodity price risk management activities is to hedge our exposure to commodity price risk inherent in our contract mix and reduce fluctuations in our operating cash flow despite fluctuations in commodity prices. We have hedged the commodity price associated with a portion of our expected natural gas, NGLs and condensate equity volumes for the years 2009 through 2013 by entering into derivative financial instruments including swaps and purchased puts (or floors). The percentages of our expected equity volumes that are covered by our hedges decrease over time. We have structured our hedges to approximate our actual NGL product composition and to approximate our actual NGL and natural gas delivery points. We do not use crude oil prices to approximate NGL prices for purposes of hedging. We intend to continue to manage our exposure to commodity prices in the future by entering into similar hedge transactions using swaps, collars, purchased puts (or floors) or other hedge instruments as market conditions warrant. During prolonged periods of low commodity prices or low liquidity in forward markets, we may elect to hedge a lower portion of our exposure. Concerns regarding hedge counterparty credit quality may impact our desire or ability to enter into new hedging arrangements.

•	Capitalizing on organic expansion opportunities. We continually evaluate economically attractive organic expansion opportunities in existing or new areas of operation that will allow us to expand our business.

•	Focusing on producing regions with attractive characteristics. We seek to focus on those regions and supplies with attractive characteristics, including regions:

•	where treating or processing is required to access end-markets;

•	with a strong base of current production and the potential for future development;

•	where permitting, drilling and workover activity is high;

•	with the potential for long-term acreage dedications; and

•	that can serve as a platform to expand into adjacent areas with existing or new production.

•	Pursuing strategic and accretive acquisitions. We plan to pursue strategic and accretive acquisition opportunities within the midstream energy industry, both from Targa and from third parties. The pending acquisition of the Downstream Business from Targa is an example of such an opportunity. We will seek acquisitions in our existing areas of operation that provide the opportunity for operational efficiencies, the potential for higher capacity utilization and expansion of existing assets, acquisitions in other related midstream businesses and/or expansion into new geographic areas of operation and, to the extent available, assets with fee-based arrangements. Among the factors we will consider in deciding whether to acquire assets include, but are not limited to, the economic characteristics of the acquisition (such as return on capital and cash flow stability), the region in which the assets are located (both regions contiguous to our areas of operation and other regions with attractive characteristics) and the availability and sources of capital to finance the acquisition. We intend to finance our expansion through a combination of debt and equity, including commercial debt facilities and public and private offerings of debt and equity securities. Current disruptions in the financial markets have made obtaining equity or debt funding on acceptable terms more difficult, which could limit our ability to successfully complete acquisitions.

•	Leveraging our relationship with Targa. Our relationship with Targa provides us access to its extensive pool of operational, commercial and risk management expertise which enables all of our strategies. In addition, we intend to pursue acquisition opportunities as well as organic growth opportunities with Targa and with Targa’s assistance. We may also acquire assets or businesses directly from Targa, which will provide us access to an array of growth opportunities broader than that available to many of our competitors.

Our Relationship with Warburg Pincus LLC

Certain investment funds managed by Warburg Pincus LLC (“Warburg Pincus”) control us through their ownership of securities in Targa Resources Investments Inc., the indirect parent of Targa, and a stockholders agreement among Targa Resources Investments Inc. and its owners. Warburg Pincus is a global private equity firm that over the past four decades has invested more than $35 billion in approximately 600 companies and more than 30 countries, representing a variety of industries including energy, technology, media and telecommunications, financial services, healthcare, consumer and retail, industrial and real estate.

Headquarters

Our principal executive offices are located at 1000 Louisiana Street, Suite 4300, Houston, Texas 77002 and our telephone number is (713) 584-1000. Our website is located at www.targaresources.com. We make our periodic reports and other information filed with or furnished to the Commission available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the Commission. The information on our website is not part of this prospectus supplement, and you should rely only on information contained or incorporated by reference in this prospectus supplement when making a decision as to whether or not to invest in the common units.

The diagram below depicts our organization and ownership.

Simplified Organizational Structure
Ownership of Targa Resources Partners LP

(1)	Ownership percentages are presented on a fully-diluted basis.

(2)	Targa Resources, Inc. is an indirect wholly-owned subsidiary of Targa Resources Investments Inc. Certain investment funds managed by Warburg Pincus control us through their ownership of securities in Targa Resources Investments Inc. and a stockholders agreement among Targa Resources Investments Inc. and its owners.

THE OFFERING

Common units offered by us	6,000,000 common units.

6,900,000 common units if the underwriters exercise in full their option to purchase an additional 900,000 common units.

Common units outstanding before this offering	46,212,231 common units.

Common units outstanding after this offering	52,212,231 common units, or 53,112,231 common units if the underwriters exercise in full their option to purchase an additional 900,000 common units.

Use of proceeds	We expect to receive net proceeds from this offering of approximately $ million from the sale of 6,000,000 common units offered by this prospectus supplement, including our general partner’s proportionate capital contribution, after underwriting discounts but before deducting estimated offering expenses. We intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of their option to purchase additional common units, for general partnership purposes, which may include reducing borrowings under our senior secured credit facility and redeeming or repurchasing some of our outstanding notes. Affiliates of certain underwriters are lenders under our senior secured credit facility, and accordingly, will receive a substantial portion of the proceeds from this offering pursuant to the repayment of borrowings under such facility. Please read “Use of Proceeds” and “Underwriting.”

Cash distributions	On July 20, 2009, we announced a quarterly cash distribution for the quarter ended June 30, 2009 of $0.5175 per unit payable on August 14, 2009 to unitholders of record as of August 5, 2009. This distribution is unchanged from the distribution paid to unitholders on May 15, 2009. Holders of common units purchased in this offering are not entitled to receive this distribution.

Within 45 days after the end of each quarter, we distribute our available cash to unitholders of record on the applicable record date.

If cash distributions to our unitholders exceed $0.3881 per common unit in any quarter, our general partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” Because our cash distributions currently exceed $0.3881 per unit, our general partner is currently receiving its incentive distribution rights. Please read “Cash Distribution Policy” included in the accompanying base prospectus.

Issuance of additional common units	We can issue an unlimited number of common units without the consent of our unitholders.

Voting rights	Our general partner manages and operates us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon completion of this offering, our general partner and its affiliates will own an aggregate of 22.1% of our common units. Please read “The Partnership Agreement — Voting Rights” included in the accompanying base prospectus.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2011, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $2.07 per unit, we estimate that your average allocable federal taxable income per year will be no more than $0.414 per unit. Please read “Material Tax Considerations.”

Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Income Tax Consequences” in the accompanying base prospectus.

The NASDAQ Stock Market symbol	“NGLS”

Risk factors	You should read the risk factors beginning on page S-20 of this prospectus supplement and included in the documents incorporated herein by reference, as well as the other cautionary statements throughout this prospectus supplement, to ensure you understand the risks associated with an investment in our common units.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

Our historical results include the historical results, before and after our February 2007 initial public offering, of the SAOU and LOU Systems (acquired by Targa effective April 16, 2004) and the historical results of the North Texas System (acquired by Targa effective November 1, 2005) for the years ended December 31, 2008, 2007 and 2006.

The information contained herein should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements and the accompanying notes incorporated by reference into this prospectus supplement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2009, which are incorporated by reference into this prospectus supplement, for a discussion of factors that affect the comparability of the information reflected in the summary consolidated financial and operating data.

The following table summarizes selected financial and operating data for the periods and as of the dates indicated.

				Six Months Ended
	Years Ended December 31,			June 30,
	2006	2007	2008	2008	2009
	(In millions of dollars, except per unit, operating and price data)

Statement of Operations Data:
Revenues	$1,738.5	$1,661.5	$2,074.1	$1,142.6	$479.7
Product purchases	1,517.7	1,406.8	1,803.0	997.3	380.1
Operating expense	49.1	50.9	55.3	27.3	24.8
Depreciation and amortization expense	69.9	71.8	74.3	36.7	37.9
General and administrative expense	16.1	18.9	22.4	10.9	12.9
Other income	—	(0.3)	—	(0.1)	(0.7)
Interest expense, net	—	22.0	38.3	16.7	19.7
Interest expense, allocated from Parent	88.0	19.4	—	—	—
Gain on debt extinguishment	—	—	(13.1)	—	—
Loss/(gain) on mark-to-market derivative contracts	(16.8)	30.2	1.0	—	—
Deferred income tax expense(1)	2.9	1.5	1.4	0.7	0.6

Net income	$11.6	$40.3	$91.5	$53.1	$4.4

Less:
Net income attributable to predecessor operations		12.2	—	—	—

Net income allocable to partners		28.1	91.5	53.1	4.4
General partner interest in net income		0.6	7.0	5.2	4.0

Net income available to common and subordinated unitholders		$27.5	$84.5	$47.9	$0.5

Net income per limited partner unit— basic and diluted		$0.81	$1.83	$1.04	$0.01

Cash distributions declared per unit		$1.24	$1.97	$0.5125	$0.5175

				Six Months Ended
	Years Ended December 31,			June 30,
	2006	2007	2008	2008	2009
	(In millions of dollars, except per unit, operating and price data)

Financial and Operating Data:
Financial data:
Operating margin(2)	$171.7	$203.8	$215.8	$118.0	$74.8
Adjusted EBITDA(3)	$154.1	$185.8	$228.9	$108.2	$92.3
Distributable cash flow(4)	$57.5	$124.1	$152.9	$80.6	$69.1

Operating data:
Gathering throughput, MMcf/d(5)	433.8	452.0	445.8	463.5	452.5
Plant natural gas inlet, MMcf/d(6)(7)	419.6	429.2	421.2	438.4	431.6
Gross NGL production, MBbl/d	42.4	42.6	42.0	44.1	42.9
Natural gas sales, BBtu/d(7)	489.4	410.2	415.6	414.2	366.8
NGL sales, MBbl/d	36.0	36.4	37.3	38.5	38.5
Condensate sales, MBbl/d	3.3	3.6	3.6	3.7	3.2

Average Realized Prices:(8)
Natural Gas, $/MMBtu	$6.62	$6.60	$8.45	$9.22	$4.03
NGL, $/gal	0.85	1.03	1.17	1.29	0.61
Condensate, $/Bbl	59.87	65.63	82.52	93.38	46.98

Balance Sheet Data (at period end):
Property plant and equipment, net	$1,288.6	$1,259.6	$1,244.3	$1,244.9	$1,222.3
Total assets	1,416.4	1,480.0	1,580.9	1,491.8	1,450.8
Long-term allocated debt (including current portion)	1,047.3	—	—	—	—
Long-term debt (including current portion)	—	626.3	696.8	575.0	656.8
Partners’ capital/Net parent equity	245.9	614.2	762.4	438.6	683.0

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$124.4	$270.5	$95.2	$99.4	$72.4
Investing activities	(32.9)	(40.7)	(51.0)	(21.7)	(23.5)
Financing activities	(91.5)	(178.8)	(13.5)	(96.6)	(92.9)

(1)	In May 2006, Texas adopted a margin tax consisting of a 1% tax on the amount by which total revenue exceeds cost of goods sold, as apportioned to Texas. The amount presented represents our estimated liability for this tax.

(2)	Operating margin is total operating revenues less product purchases and operating expense. Please read “— Non-GAAP Financial Measures.”

(3)	Adjusted EBITDA is net income before interest, income taxes, depreciation and amortization and non-cash income or loss related to derivative instruments. Please read “— Non-GAAP Financial Measures.”

(4)	We define distributable cash flow as net income plus depreciation and amortization and deferred taxes, adjusted for losses/(gains) on mark-to-market derivative contracts, less maintenance capital expenditures. Please read “— Non-GAAP Financial Measures.”

(5)	Gathering throughput represents the volume of natural gas gathered and passed through natural gas gathering pipelines from connections to producing wells and central delivery points.

(6)	Plant natural gas inlet represents the volume of natural gas passing through the meter located at the inlet of a natural gas processing plant.

(7)	Plant inlet volumes include producer take-in-kind, while natural gas sales exclude producer take-in-kind volumes.

(8)	Average realized prices include the impact of hedging activities.

Non-GAAP Financial Measures

Adjusted EBITDA.  We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization and non-cash income or loss related to derivative instruments. Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements such as investors, commercial banks and others, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	our operating performance and return on capital as compared to other companies in the midstream energy sector, without regard to financing or capital structure; and

•	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.

The economic substance behind management’s use of Adjusted EBITDA is to measure the ability of our assets to generate cash sufficient to pay interest costs, support our indebtedness, and make distributions to our investors.

The GAAP measures most directly comparable to Adjusted EBITDA are net cash provided by operating activities and net income. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to GAAP net cash provided by operating activities and GAAP net income. Adjusted EBITDA is not a presentation made in accordance with GAAP and has important limitations as an analytical tool. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA excludes some, but not all, items that affect net income and net cash provided by operating activities and is defined differently by different companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Management compensates for the limitations of Adjusted EBITDA as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating these insights into management’s decision-making processes.

Operating Margin.  We define operating margin as total operating revenues, which consist of natural gas and NGL sales plus service fee revenues, less product purchases, which consist primarily of producer payments and other natural gas purchases, and operating expense. Management reviews operating margin monthly for consistency and trend analysis. Based on this monthly analysis, management takes appropriate action to maintain positive trends or to reverse negative trends. Management uses operating margin as an important performance measure of the core profitability of our operations.

The GAAP measure most directly comparable to operating margin is net income. Our non- GAAP financial measure of operating margin should not be considered as an alternative to GAAP net income. Operating margin is not a presentation made in accordance with GAAP and has important limitations as an analytical tool. You should not consider operating margin in isolation or as a substitute for analysis of our results as reported under GAAP. Because operating margin excludes some, but not all, items that affect net income and is defined differently by different companies in our industry, our definition of operating margin may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. Management compensates for the limitations of operating margin as an analytical tool by reviewing the comparable GAAP measure, understanding the differences between the measures and incorporating these insights into management’s decision-making processes.

We believe that investors benefit from having access to the same financial measures that our management uses in evaluating our operating results. Operating margin provides useful information to investors because it is used as a supplemental financial measure by our management and by external users of our financial statements, including such investors, commercial banks and others, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	our operating performance and return on capital as compared to other companies in the midstream energy sector, without regard to financing or capital structure; and

•	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.

Distributable Cash Flow.  We define distributable cash flow as net income plus depreciation and amortization and deferred taxes, adjusted for losses/(gains) on mark-to-market derivative contracts and early extinguishment of debt, less maintenance capital expenditures. Distributable cash flow is a significant performance metric used by us and by external users of our financial statements, such as investors, commercial banks, research analysts and others to compare basic cash flows generated by us (prior to the establishment of any retained cash reserves by the board of directors of our general partner) to the cash distributions we expect to pay our unitholders. Using this metric, management can quickly compute the coverage ratio of estimated cash flows to planned cash distributions. Distributable cash flow is also an important non-GAAP financial measure for our unitholders since it serves as an indicator of our success in providing a cash return on investment. Specifically, this financial measure indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in our quarterly distribution rates. Distributable cash flow is also a quantitative standard used throughout the investment community with respect to publicly-traded partnerships and limited liability companies because the value of a unit of such an entity is generally determined by the unit’s yield (which in turn is based on the amount of cash distributions the entity pays to a unitholder).

The economic substance behind our use of distributable cash flow is to measure the ability of our assets to generate cash flow sufficient to make distributions to our investors. The GAAP measure most directly comparable to distributable cash flow is net income. Our non-GAAP measure of distributable cash flow should not be considered as an alternative to GAAP net income. Distributable cash flow is not a presentation made in accordance with GAAP and has important limitations as an analytical tool. You should not consider distributable cash flow in isolation or as a substitute for analysis of our results as reported under GAAP. Because distributable cash flow excludes some, but not all, items that affect net income and is defined differently by different companies in our industry, our definition of distributable cash flow may not be compatible to similarly titled measures of other companies, thereby diminishing its utility. Management compensates for the limitations of distributable cash flow as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating these insights into management’s decision making processes.

The following tables present a reconciliation of the non-GAAP financial measure of (i) Adjusted EBITDA to the GAAP financial measures of net cash provided by operating activities and net income (loss), (ii) operating margin to the GAAP financial measure of net income (loss) and (iii) distributable cash flow to the GAAP financial measure of net income (loss).

				Six Months Ended
	Year Ended December 31,			June 30,
	2006	2007	2008	2008	2009
	(In millions)

Reconciliation of net cash provided by operating activities to Adjusted EBITDA
Net cash provided by operating activities	$124.4	$270.5	$95.2	$99.4	$72.4
Allocated interest expense from parent(1)	81.8	18.5	—	—	—
Interest expense, net(1)	—	21.1	36.2	15.8	18.5
Gain on debt extinguishment	—	—	13.1	—	—
Early termination of commodity derivatives	—	—	87.4	—	—
Other	(0.4)	(0.1)	(0.5)	—	—
Changes in operating working capital which used (provided) cash:
Accounts receivable and other assets	(80.9)	(88.8)	(64.3)	48.9	(4.8)
Accounts payable and other liabilities	29.2	(35.4)	61.8	(55.9)	6.2

Adjusted EBITDA	$154.1	$185.8	$228.9	$108.2	$92.3

Reconciliation of net income to Adjusted EBITDA:
Net income	$11.6	$40.3	$91.5	$53.1	$4.4
Add:
Allocated interest expense, net	88.0	19.4	—	—	—
Interest expense, net	—	22.0	38.3	16.7	19.7
Deferred income tax expense	2.9	1.5	1.4	0.7	0.6
Depreciation and amortization expense	69.9	71.8	74.3	36.7	37.9
Non-cash income (loss) related to derivatives	(18.3)	30.8	23.4	1.0	29.7

Adjusted EBITDA	$154.1	$185.8	$228.9	$108.2	$92.3

Reconciliation of net income to operating margin:
Net income	$11.6	$40.3	$91.5	$53.1	$4.4
Add:
Depreciation and amortization expense	69.9	71.8	74.3	36.7	37.9
Deferred income tax expense	2.9	1.5	1.4	0.7	0.6
Allocated interest expense, net	88.0	19.4	—	—	—
Interest expense, net	—	22.0	38.3	16.7	19.7
Gain on extinguishment of debt	—	—	(13.1)	—	—
(Gain) loss related to derivatives	(16.8)	30.2	1.0	—	—
General and administrative and other expense	16.1	18.6	22.4	10.8	12.2

Operating margin	$171.7	$203.8	$215.8	$118.0	$74.8

(1)	Net of amortization of debt issuance costs of $2.1 million, $1.8 million and $6.2 million for the years ended December 31, 2008, 2007 and 2006 and $1.2 million and $0.9 million for the six months ended June 30, 2009 and 2008.

				Six Months Ended
	Year Ended December 31,			June 30,
	2006	2007	2008	2008	2009
	(In millions)

Reconciliation of net income to distributable cash flow:
Net income	$11.6	$40.3	$91.5	$53.1	$4.4
Depreciation and amortization expense	69.9	71.8	74.3	36.7	37.9
Deferred income tax expense	2.9	1.5	1.4	0.7	0.6
Amortization in interest expense	6.2	1.8	2.1	0.9	1.2
Gain on debt extinguishment	—	—	(13.1)	—	—
Non-cash (gain) loss related to derivatives	(16.8)	30.2	23.4	1.0	29.7
Maintenance capital expenditures	(16.3)	(21.5)	(26.7)	(11.8)	(4.7)

Distributable cash flow(1)	$57.5	$124.1	$152.9	$80.6	$69.1

(1)	Distributable cash flow for the years ended December 31, 2007 and 2006 reflects allocated interest from parent of $19.4 million and $88.0 million.

RISK FACTORS

Before making an investment in the common units offered hereby, you should carefully consider the risk factors included below and those included in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Reports on Form 10-Q for the three months ended March 31 and June 30, 2009, together with all of the other information included or incorporated by reference in this prospectus. If any of these risks were to occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the value of the common units could decline, and you could lose all or part of your investment.

Risks Related to the Acquisition of the Downstream Business

We cannot assure you that we will complete the acquisition of the Downstream Business, or if completed, whether such acquisition will be beneficial to us.

On July 27, 2009, we entered into a purchase and sale agreement pursuant to which we agreed to purchase the Downstream Business from certain affiliates of Targa. Consummation of the acquisition of the Downstream Business is subject to the satisfaction of a number of conditions, including but not limited to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. We can provide no assurance as to when the acquisition of the Downstream Business will close, or if it closes, whether it will be beneficial to us. The closing of this offering of common units is not contingent upon the consummation of the acquisition of the Downstream Business. Accordingly, if you decide to purchase common units from us, you should be willing to do so whether or not we complete the acquisition of the Downstream Business.

The acquisition of the Downstream Business would, if ultimately consummated, significantly increase our size and diversify the businesses and geographic areas in which we operate. In the event we acquire the Downstream Business, failure to assimilate those assets into our existing assets would adversely affect our financial condition and results of operations.

The acquisition of the Downstream Business would involve numerous risks, including:

•	a decrease in our liquidity to the extent we use a significant portion of our available cash or borrowing capacity under our senior secured credit facility to finance the acquisition;

•	the failure to realize expected profitability or growth; and

•	an increase in collateral demands by our counterparties.

We will also be exposed to risks that are commonly associated with any acquisition, such as unanticipated liabilities and costs, some of which may be material, and diversion of management’s attention. Moreover, the Downstream Business is subject to similar stringent environmental laws and regulations relating to releases of pollutants into the environment and environmental protection as are our existing plants, pipelines and facilities, and thus our operation of those new assets would cause us to incur increased costs to maintain compliance with such laws and regulations. If we consummate the acquisition of the Downstream Business and if any of these risks or unanticipated liabilities or costs were to materialize, any desired benefits of the acquisition may not be fully realized, if at all, and our future financial performance and results of operations could be negatively impacted.

Some of the business conducted by the Downstream Business is seasonal and potentially impacted by weather and some of the Downstream Business’ NGL inventories may be exposed to movements in prices.

While the volumes of raw NGL mix that the Downstream Business fractionates are generally stable on an average annual basis, volumes fractionated and inventory levels required for the Downstream Business may vary on a seasonal basis. For example, the Downstream Business may fractionate lower volumes during the winter months, when more raw NGL mix is fractionated by facilities closer to the field to capture propane for heating purposes and when wells and gathering systems yield less NGLs due to the effect of colder surface temperatures. Conversely, the Downstream Business typically fractionates greater volumes during the summer months, when less raw NGL mix is locally fractionated for heating purposes, when wells and gathering systems yield more NGLs due to warmer surface temperatures and when refineries have excess supply of raw NGL mix due to various regulatory restrictions. This seasonality in demand may cause the Downstream Business’ results of operations to lack predictability on a quarter to quarter basis.

Similarly, weather conditions have a significant impact on the demand for propane because end-users depend on propane principally for heating purposes. Warmer-than-normal temperatures in one or more regions in which the Downstream Business operates can significantly decrease the total volume of propane we sell. Lack of consumer demand for propane may also adversely affect the retailers with whom the Downstream Business transacts in its wholesale propane marketing operations, exposing the Downstream Business to such retailers’ inability to satisfy their contractual obligations.

The inventories required to operate the Downstream Business in the normal course generally represent a small fraction of the throughput of NGLs. For propane sales, some seasonal inventories are required to meet customer needs in certain markets. Current practice is to forward price a large majority of both of these types of volumes (seasonal and high-turn inventories). Inventories that are forward priced with physical contracts for fixed future prices will not receive higher prices if prices go up. Inventories that are not forward priced are exposed to prices going down, which may result in inventory revaluations that adversely impact our results of operations.

The Downstream Business has significant relationships with Chevron Corporation (“Chevron”), including the Chevron Phillips Chemical Company LLC joint venture ( “CPC”), as purchasers of its NGLs and customers for its marketing and refinery services. In some cases, these agreements are subject to renegotiation and termination rights.

During 2008 and 2007, approximately 25% and 29% of the Downstream Business’ consolidated revenues, and approximately 9% and 12% of its consolidated product purchases, were derived from transactions with Chevron and CPC. Under many of the Downstream Business’ Chevron contracts where it purchases or markets NGLs on Chevron’s behalf, Chevron may elect to terminate the contracts or renegotiate the price terms. The Downstream Business also has an ongoing relationship with CPC for feedstock supply and services provided at Mont Belvieu, Texas and Galena Park, Texas. Agreements associated with this relationship are expected to be renegotiated over time. To the extent Chevron and CPC reduce the volumes of NGLs that they purchases from the Downstream Business or reduce the volumes of NGLs that the Downstream Business markets on its behalf, if any, or to the extent the economic terms of such contracts are changed, the Downstream Business’ revenues could decline.

The Downstream Business may be unable to cause its partially-owned joint ventures to take or not to take certain actions unless some or all of our joint venture participants agree.

The Downstream Business participates in several partially-owned joint ventures whose corporate governance structures require at least a majority in interest vote to authorize many basic activities and require a greater voting interest (sometimes up to 100%) to authorize more significant activities. Examples of these more significant activities are large expenditures or contractual commitments, the construction or acquisition of assets, borrowing money or otherwise raising capital, making distributions, transactions with affiliates of a joint venture participant, litigation and transactions not in the ordinary course of business, among others. Without the concurrence of joint venture participants with enough voting interests, the Downstream Business may be unable to cause any of our joint ventures to take or not take certain actions, even though taking or preventing those actions may be in the best interest of us or the particular joint venture.

In addition, subject to certain conditions, any joint venture owner may sell, transfer or otherwise modify its ownership interest in a joint venture, whether in a transaction involving third parties or the other joint owners. Any such transaction could result in our partnering with different or additional parties.

USE OF PROCEEDS

The net proceeds from this offering will be approximately $           million, including our general partner’s proportionate capital contribution, or approximately $           million if the underwriters exercise their option to purchase additional common units in full, in each case, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of their option to purchase additional common units, for general partnership purposes, which may include reducing borrowings under our senior secured credit facility and redeeming or repurchasing some of our outstanding notes. We may reborrow any amounts paid down under our senior secured credit facility.

As of August 5, 2009, total borrowings under our $977.5 million senior secured credit facility were $216.4 million and had a weighted average interest rate of 1.90% for the six month period ended June 30, 2009. Our senior secured credit facility matures in February of 2012. Our 8 1/4% senior unsecured notes are due in 2016 and our 11 1/4% senior unsecured notes are due in 2017. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in our Annual Report on Form 10-K for the year ended December 31, 2008 and in our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2009 incorporated by reference into this prospectus supplement.

Affiliates of certain underwriters are lenders under our senior secured credit facility, and accordingly, will receive a substantial portion of the proceeds from this offering pursuant to the repayment of borrowings under such facility. Please read “Underwriting.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2009 on:

•	a historical basis;

•	as adjusted to reflect the sale of common units in this offering and the application of the net proceeds therefrom and our general partner’s proportionate capital contribution to reduce borrowings under our senior secured credit facility.

You should read this table in conjunction with the “Use of Proceeds” portion of this prospectus supplement and our financial statements and notes that are incorporated by reference into this prospectus supplement and the accompanying base prospectus for additional information about our capital structure. The following table does not reflect any common units that may be sold to the underwriters upon exercise of their option to purchase additional common units.

	As of June 30,
	2009
	Historical	As Adjusted
	(In millions of dollars)

Cash and cash equivalents	$37.9	$

Long-term debt:
Senior Secured Credit Facility(1)	$447.8	$
8 1/4% Senior Notes due 2016	209.1		209.1
11 1/4% Senior Notes due 2017(2)	—		237.4

Total debt	$656.9	$
Partners’ capital:
Common units	637.6
General partner interest	4.6
Accumulated other comprehensive income	40.8

Total partners’ capital	683.0

Total capitalization	$1,342.9	$

(1)	As of June 30, 2009, we had approximately $447.8 million of borrowings outstanding under our senior secured credit facility and approximately $13.4 million of outstanding letters of credit.

(2)	These notes were issued in July 2009 for gross proceeds of $237.4 million and will amortize up to the $250 million face amount by maturity.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units trade on The NASDAQ Stock Market LLC under the symbol “NGLS.” The following table shows the high and low sales prices per common unit, as reported by The NASDAQ Stock Market LLC, and cash distributions paid per common unit and previously outstanding subordinated unit for the periods indicated.

			Distribution Per		Distribution Per
Quarter Ended	High	Low	Common Unit		Subordinated Unit

September 30, 2009(1)	$19.00	$13.65		(2)		(3)
June 30, 2009(4)	$14.98	$8.61	$0.5175			(3)
March 31, 2009	$10.74	$7.08	$0.5175		$0.5175
December 31, 2008	$17.11	$6.04	$0.5175		$0.5175
September 30, 2008	$24.46	$15.18	$0.5175		$0.5175
June 30, 2008	$27.08	$22.93	$0.5125		$0.5125
March 31, 2008	$29.54	$20.88	$0.4175		$0.4175
December 31, 2007	$29.84	$25.10	$0.3975		$0.3975
September 30, 2007	$35.00	$25.74	$0.3375		$0.3375
June 30, 2007	$35.28	$27.70	$0.3375		$0.3375
March 31, 2007(5)	$29.30	$22.75	$0.16875	(6)	$0.16875	(6)

(1)	The high and low sales prices per common unit are reported through August 5, 2009.

(2)	The distribution attributable to the quarter ending September 30, 2009 has not yet been declared or paid. We expect to declare and pay a cash distribution within 45 days following the end of the quarter.

(3)	On May 28, 2009 the board of directors of our general partner confirmed that the subordination period had terminated and all subordinated units converted into common units on a one-for-one basis effective May 19, 2009.

(4)	The distribution attributable to the quarter ended June 30, 2009 is payable on August 14, 2009 to unitholders of record at the close of business on August 5, 2009.

(5)	The high and low sales prices per common unit are reported from February 9, 2007, the commencement of trading.

(6)	Represents a prorated distribution equal to the minimum quarterly distribution for the partial quarter following the closing of our initial public offering on February 14, 2007.

The last reported sales price of our common units on The NASDAQ Stock Market LLC on August 5, 2009 was $17.80 per unit. As of August 5, 2009, there were approximately 59 record holders and beneficial owners (held in street name) of our common units.

UNDERWRITING

We are offering the common units described in this prospectus through the underwriters named below. UBS Securities LLC, Barclays Capital Inc. and Citigroup Global Markets Inc. are acting as joint book-running managers and representatives of the underwriters.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, which we will file as an exhibit to a Form 8-K following the pricing of this offering, each underwriter named below has agreed to purchase from us the number of common units set forth opposite the underwriter’s name.

Number of
Name of Underwriter	Common Units

UBS Securities LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Raymond James & Associates, Inc.
Deutsche Bank Securities Inc.
RBC Capital Markets Corporation

Total	6,000,000

The underwriting agreement provides that the underwriters’ obligations to purchase the common units depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the common units are purchased by the underwriters, all of the common units must be purchased. The conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us and our affiliates to the underwriters are true, that there has been no material adverse change in the condition of us or in the financial markets and that we deliver to the underwriters customary closing documents.

Over-Allotment Option

We have granted to the underwriters an option to purchase up to an aggregate of 900,000 additional common units at the offering price to the public less the underwriting discount set forth on the cover page of this prospectus supplement exercisable to cover over-allotments. Such option may be exercised in whole or in part at any time until 30 days after the date of this prospectus supplement. If this option is exercised, each underwriter will be committed, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional common units proportionate to the underwriter’s initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these common units to the underwriters.

Commissions and Expenses

The following table shows the underwriting fee to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option. This underwriting fee is the difference between the offering price to the public and the amount the underwriters pay to us to purchase the common units.

	No Exercise	Full Exercise

Per common unit	$	$
Total	$	$

We have been advised by the underwriters that the underwriters propose to offer the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers (who may include the underwriters) at the price to the public less a concession not in excess of

$      per common unit. After the offering, the underwriters may change the offering price and other selling terms.

We estimate that total expenses of the offering, other than underwriting discounts and commissions, will be approximately $400,000.

Indemnification

We and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities.

Lock-Up Agreements

We, certain of our affiliates and the directors and executive officers of our general partner have agreed that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of any common units or enter into any derivative transaction with similar effect as a sale of common units for a period of 60 days after the date of this prospectus supplement without the prior written consent of UBS Securities LLC. The restrictions described in this paragraph do not apply to the issuance and sale of common units by us to the underwriters pursuant to the underwriting agreement

UBS Securities LLC may release the units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release units from lock-up agreements, UBS Securities LLC will consider, among other factors, our unitholders’ reasons for requesting the release, the number of common units for which the release is being requested and market conditions at the time.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of the common units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units over-allotted by the underwriters is not greater than the number of units they may purchase in the over-allotment option. In a naked short position, the number of units involved is greater than the number of units in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common units in the open market.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. If the underwriters sell more common units than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Stock Market LLC or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, if commenced, will not be discontinued without notice.

Passive Market Making

In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Listing

Our common units are traded on the The NASDAQ Stock Market LLC under the symbol “NGLS.”

Affiliations/FINRA Rules

Some of the underwriters and their affiliates have performed investment banking, commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may currently, and may from time to time in the future, engage in transactions with and perform services for us and our affiliates in the ordinary course of business. Additionally, affiliates of UBS Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Raymond James & Associates, Inc., Deutsche Bank Securities Inc. and RBC Capital Markets Corporation are lenders under our senior secured credit facility and accordingly will receive a substantial portion of the proceeds from this offering pursuant to the repayment of borrowings under such facility.

Because the Financial Industry Regulatory Authority views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the Conduct Rules of The National Association of Securities Dealers, Inc. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Electronic Distribution

A prospectus in electronic format may be made available by one or more of the underwriters or their affiliates. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The representatives will allocate common units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

MATERIAL TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Material Income Tax Consequences” in the accompanying base prospectus. Please also read “Item 1A. Risk Factors — Tax Risks to Common Unitholders” in our Annual Report on Form 10-K for the year ended December 31, 2008 for a discussion of the tax risks related to purchasing and owning our common units. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances.

Partnership Status

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us. In order to be treated as a partnership for federal income tax purposes, at least 90% of our gross income must be from specific qualifying sources, such as the transportation of natural gas and natural gas products or other passive types of income such as dividends. For a more complete description of this qualifying income requirement, please read “Material Income Tax Consequences — Partnership Status” in the accompanying base prospectus.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Ratio of Taxable Income to Distributions

We estimate that if you purchase common units in this offering and own them through December 31, 2011, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Tax Exempt Organizations and Other Investors

Ownership of common units by tax-exempt entities, regulated investment companies and non-U.S. investors raises issues unique to such persons. Please read “Material Income Tax Consequences — Tax-Exempt Organizations and Other Investors” in the accompanying base prospectus.

LEGAL MATTERS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Targa Resources Partners LP for the year ended December 31, 2008, the balance sheet of Targa Resources GP LLC as of December 31, 2008 included as Exhibit 99.1 of Targa Resources Partners LP’s Current Report on Form 8-K dated June 1, 2009 and the combined financial statements of the Downstream Assets of Targa Resources, Inc. for the year ended December 31, 2008 included as Exhibit 99.2 of Targa Resources Partners LP’s Current Report on Form 8-K dated July 29, 2009 have been so incorporated in reliance on the reports (which reports contain explanatory paragraphs relating to the Partnership’s, General Partner’s and the Downstream Assets of Targa Resources, Inc.’s significant transactions with related parties) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We file annual, quarterly and other reports and other information with the Securities and Exchange Commission, or SEC, under the Securities and Exchange Act of 1934 (the “Exchange Act”). You may read and copy any reports, statements or other information filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public at the SEC’s web site at http://www.sec.gov.

We make available free of charge on our internet website at www.targaresources.com our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this prospectus supplement and you should not consider such information as part of this prospectus supplement.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. Information that we file later with the SEC will automatically update and may replace information in this prospectus supplement and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished under Items 2.02 or 7.01 on any current report on Form 8-K), including all such documents we may file with the SEC after the date of this prospectus supplement and until the termination of this offering:

•	our annual report on Form 10-K for the year ended December 31, 2008;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

•	our current reports on Form 8-K filed January 28, 2009, May 21, 2009, June 1, 2009, June 2, 2009, June 29, 2009, July 6, 2009, July 29, 2009 and August 4, 2009; and

•	the description of our common units in our registration statement on Form 8-A (File No. 001-33303) filed pursuant to the Securities Exchange Act of 1934 on February 8, 2007.

As of January 1, 2009, the Partnership adopted the provisions of EITF 07-4, “Application of the Two-Class Method under FASB Statement No. 128 to Master Limited Partnerships,” which requires retrospective application. The consolidated financial statements included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2008 have not been revised retrospectively to reflect the adoption of EITF 07-4 as management has determined that the impact of adoption of EITF 07-4 is not material to such consolidated financial statements.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.targaresources.com, or by writing or calling us at the following address:

Targa Resources Partners LP
1000 Louisiana St., Suite 4300
Houston, Texas 77002
Attention: Investor Relations
Telephone: (713) 584-1000

APPENDIX A
GLOSSARY OF TERMS

As generally used in the energy industry and in this prospectus supplement, the identified terms have the following meanings:

Abbreviation	Term

Bbl	Barrels (equal to 42 gallons)
BBtu	Billion British thermal units
Bcf	Billion cubic feet
Btu	British thermal unit, a measure of heating value
/d	Per day
gal	Gallons
MBbl	Thousand barrels
Mcf	Thousand cubic feet
MMBbl	Million barrels
MMBtu	Million British thermal units
MMcf	Million cubic feet
NGL(s)	Natural gas liquid(s)

PROSPECTUS

TARGA RESOURCES PARTNERS LP
TARGA RESOURCES PARTNERS FINANCE CORPORATION

Common Units
Debt Securities

We may offer and sell up to $500,000,000 in an aggregate initial offering price of the common units, representing limited partner interests of Targa Resources Partners LP, and, together with Targa Resources Partners Finance Corporation, debt securities described in this prospectus from time to time in one or more classes or series and in amounts, at prices and on terms to be determined by market conditions at the time of our offerings.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of these common units and debt securities and the general manner in which we will offer the common units and debt securities. The specific terms of any common units and debt securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the common units and debt securities.

Investing in our common units and the debt securities involves risks. Limited partnerships are inherently different from corporations. You should carefully consider the risk factors described under “Risk Factors” beginning on page 1 of this prospectus before you make an investment in our securities.

Our common units are traded on The NASDAQ Stock Market LLC under the symbol “NGLS.” We will provide information in the prospectus supplement for the trading market, if any, for any debt securities we may offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 31, 2009.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, we may, from time to time, sell up to $500,000,000 of the securities described in this prospectus in one or more offerings. Each time we offer securities, we will provide you with this prospectus and a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering, including, in the case of debt securities, the specific terms of the securities. The prospectus supplement may also add to, update or change information in this prospectus. Before you invest in our securities, you should carefully read this prospectus and any prospectus supplement and the additional information described under the heading “Where You Can Find More Information.” To the extent information in this prospectus is inconsistent with information contained in a prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information,” and any additional information you may need to make your investment decision. All references in this prospectus to “we,” “us,” the “Partnership” and “our” refer to Targa Resources Partners LP, together with its subsidiaries.

i

TARGA RESOURCES PARTNERS LP

We are a growth-oriented Delaware limited partnership formed on October 26, 2006 by Targa Resources, Inc. (“Targa”), a leading provider of midstream natural gas and NGL services in the United States, to own, operate, acquire and develop a diversified portfolio of complementary midstream energy assets. We are engaged in the business of gathering, compressing, treating, processing and selling natural gas and fractionating and selling NGLs and NGL products. We currently operate in the Fort Worth Basin/Bend Arch in north Texas, the Permian Basin of west Texas and in southwest Louisiana.

We intend to leverage our relationship with Targa over the long-term to acquire and construct additional midstream energy assets and to utilize the significant experience of Targa’s management team to execute our growth strategy.

Targa Resources Partners Finance Corporation was incorporated under the laws of the State of Delaware on May 23, 2008, is our wholly owned subsidiary, and has no material assets or liabilities. Its activities will be limited to co-issuing debt securities and engaging in other activities incidental thereto.

Our principal executive offices are located at 1000 Louisiana St., Suite 4300, Houston, Texas 77002, and our telephone number at that location is (713) 584-1000.

For additional information as to our business, properties and financial condition, please refer to the documents cited in “Where You Can Find More Information.”

ii

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Targa Resources Partners LP’s (together with its subsidiaries (“we,” “us,” “our” or the “Partnership”)) reports, filings and other public announcements may from time to time contain statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “potential,” “plan,” “forecast” and other similar words.

All statements that are not statements of historical facts, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements.

These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks and uncertainties include, but are not limited to, the risks set forth in “Risk Factors” as well as the following risks and uncertainties:

•	our ability to access the debt and equity markets, which will depend on general market conditions and the credit ratings for our debt obligations;

•	the amount of collateral required to be posted from time to time in our transactions;

•	our success in risk management activities, including the use of derivative financial instruments to hedge commodity and interest rate risks;

•	the level of creditworthiness of counterparties to transactions;

•	changes in laws and regulations, particularly with regard to taxes, safety and protection of the environment;

•	the timing and extent of changes in natural gas, natural gas liquids (“NGL”) and other commodity prices, interest rates and demand for our services;

•	weather and other natural phenomena;

•	industry changes, including the impact of consolidations and changes in competition;

•	our ability to obtain necessary licenses, permits and other approvals;

•	the level and success of natural gas drilling around our assets and our success in connecting natural gas supplies to our gathering and processing systems and NGL supplies to Targa’s logistics and marketing facilities;

•	our ability to grow through acquisitions or internal growth projects and the successful integration and future performance of such assets;

•	general economic, market and business conditions; and

•	the risks described elsewhere in this prospectus.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this prospectus will prove to be accurate. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading Risk Factors in this prospectus. Except as may be required by applicable law, we undertake no obligation to publicly update or advise of any change in any forward-looking statement, whether as a result of new information, future events or otherwise.

Forward-looking statements contained in this prospectus and all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

iii

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risk factors and all of the other information included in, or incorporated by reference into, this prospectus in evaluating an investment in our securities. If any of these risks were to occur, our business, financial condition or results of operations could be adversely affected. In that case, the trading price of our common units or debt securities could decline and you could lose all or part of your investment. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the securities for general partnership purposes, which may include repayment of indebtedness, the acquisition of businesses, other capital expenditures and additions to working capital.

Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in a prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

	Targa Resources Partners LP											Predecessor
										March 12
										(Inception)
	Three Months Ended									through		106-Day Period
	March 31,	Years Ended December 31,								December 31,		Ended April 15,
	2009	2008		2007		2006		2005		2004		2004

Ratio of earnings to fixed charges	(1)	3.4	x	2.0	x	1.2	x	1.5	x	3.6	x	n/a

(1)	For the quarter ended March 31, 2009, our ratio was less than 1:1. Additional earnings of $1.8 million would have been needed to achieve coverage of 1:1 for the quarter ended March 31, 2009.

For purposes of computing the ratios of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before equity in (earnings) loss from unconsolidated affiliates plus fixed charges, amortization of capitalized interest and distributions from equity investees less capitalized interest. Fixed charges consist of interest expensed and capitalized and the estimated interest component of rent expense.

DESCRIPTION OF OUR COMMON UNITS

The Common Units

The holders of our common units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the rights of holders of our common units to partnership distributions, please see this section and “Cash Distribution Policy.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please see “The Partnership Agreement.”

Transfer Agent and Registrar

Duties.  Computershare Investor Services, LLC serves as registrar and transfer agent for our common units. We pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We have indemnified the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal.  The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please see “Cash Distribution Policy”;

•	with regard to the transfer of our common units, please see “Description of our Common Units — Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please see “Material Income Tax Consequences.”

Organization and Duration

Our partnership was organized on October 23, 2006 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that our general partner shall not cause us to engage, directly or indirectly, in any business activity that the general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, by accepting the common unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Cash Distributions

Our partnership agreement specifies the manner in which we make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please see “Cash Distribution Policy.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest if we issue additional units. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of our common units and Class B units, if any, voting as a class.

In voting their common units and Class B units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please see “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please see “— Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please see “— Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please see “— Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of a majority of our common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2016 in a manner that would cause a dissolution of our partnership. Please see “— Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please see “— Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets, to such person. The approval of a majority of our common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2016. See “— Transfer of General Partner Units.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation, sale of all or substantially all of its assets or the sale of all of the ownership interests in such holder, the approval of a majority of our common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2016. Please see “— Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required at any time. Please see “— Transfer of Ownership Interests in the General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement.

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in Texas and Louisiana, although we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a limited partner of Targa Resources Operating LP (the “Operating Partnership”), may require compliance with legal requirements in the jurisdictions in which the Operating Partnership conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our partnership interest in the Operating Partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which our common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to our common units.

Upon the issuance of additional partnership securities, our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Our general partner’s 2% interest in us will be reduced if we issue additional units in the future (other than the issuance of units issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of units upon conversion of outstanding partnership securities) and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General.  Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments.  No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates).

No Unitholder Approval.  Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the Operating Partnership nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change in our fiscal year and related changes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or the directors, officers, agents or trustees of our general partner from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities, including any amendment that our general partner determines is necessary or appropriate in connection with:

•	the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our general partner’s incentive distribution rights as described under “Cash Distribution Policy — General Partner’s Right to Reset Incentive Distribution Levels”;

•	the implementation of the provisions relating to our general partner’s right to reset its incentive distribution rights in exchange for Class B units; or

•	any modification of the incentive distribution rights made in connection with the issuance of additional partnership securities or rights to acquire partnership securities, provided that, any such modifications and related issuance of partnership securities have received approval by a majority of the members of the conflicts committee of our general partner;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval.  For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes in connection with any of the amendments. No amendments to our partnership agreement other than those described above under “— No Unitholder Approval” will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, the partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.

If the conditions specified in the partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership, the Operating Partnership nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as described in “Cash Distribution Policy — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2016 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2016, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please see “— Transfer of General Partner Units” and “— Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please see “— Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and Class B units, if any, voting as separate classes. The ownership of more than 33 1/3%of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we are required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Units

Except for transfer by our general partner of all, but not less than all, of its general partner units to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any of its general partner units to another person prior to December 31, 2016 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time, transfer units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in the General Partner

At any time, Targa may sell or transfer all or part of their membership interests in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest in the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to December 31, 2016, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after December 31, 2016, the incentive distribution rights will be freely transferable.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change the management of our general partner. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal our general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the highest price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please see “Material Income Tax Consequences — Disposition of Common Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please see “— Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner, any departing general partner, an affiliate of our general partner or an affiliate of any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books are maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information will be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and a structuring fee.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

General.  Our partnership agreement requires that, within 45 days after the end of each quarter, we distribute all of our available cash from operating surplus for any quarter to unitholders of record on the applicable record date in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Definition of Available Cash.  The term “available cash,” for any quarter, means all cash and cash equivalents on hand on the date of determination of available cash for that quarter less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters.

Minimum Quarterly Distribution.  We will distribute to the holders of common units on a quarterly basis at least the minimum quarterly distribution to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit agreement.

General Partner Interest and Incentive Distribution Rights.  Our general partner is currently entitled to 2% of all quarterly distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50%, of the cash we distribute from operating surplus (as defined below) in excess of $0.3881 per unit per quarter. The maximum distribution of 50% includes distributions paid to our general partner on its general partner interest and assumes that our general partner maintains its general partner interest at 2%. Please see “— General Partner Interest and Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

General.  All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus.  Operating surplus consists of:

•	an amount equal to four times the amount needed for any one quarter for us to pay a distribution on all of our units (including the general partner units) and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter; plus

•	all of our cash receipts, excluding cash from borrowings, sales of equity and debt securities, sales or other dispositions of assets outside the ordinary course of business, capital contributions or corporate reorganizations or restructurings (provided that cash receipts from the termination of a commodity hedge or interest rate swap prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the scheduled life of such commodity hedge or interest rate swap); less

•	all of our operating expenditures, but excluding the repayment of borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures.

Maintenance capital expenditures represent capital expenditures made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. Expansion capital expenditures represent capital expenditures made to expand or to increase the efficiency of the existing operating capacity of our assets or to expand the operating capacity or revenues of existing or new assets, whether through construction or acquisition. Costs for repairs and minor renewals to maintain facilities in operating condition and that do not extend the useful life of existing assets will be treated as operating expenses as we incur them. Our partnership agreement provides that our general partner determines how to allocate a capital expenditure for the acquisition or expansion of our assets between maintenance capital expenditures and expansion capital expenditures.

Capital Surplus.  Capital surplus generally consists of:

•	borrowings;

•	sales of our equity and debt securities;

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets;

•	capital contributions received; and

•	corporate restructurings.

Characterization of Cash Distributions.  Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes an amount equal to four times the amount needed for any one quarter for us to pay a distribution on all of our units (including the general partner units) and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter. This amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner is entitled to 2% of all distributions that we make prior to our liquidation as long as our general partner maintains its current 2% interest in us. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest if we issue additional units. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2% general partner interest in the form of the contribution to us of common units that it may hold based on the current market value of the contributed common units.

Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following discussion assumes that the general partner maintains its 2% general partner interest and continues to own the incentive distribution rights.

If for any quarter we have distributed available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution, then, our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.3881 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.4219 per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives a total of $0.50625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume our general partner has contributed any additional capital to maintain its 2% general partner interest and has not transferred its incentive distribution rights.

	Total Quarterly	Marginal Percentage Interest in Distributions
	Distribution per Unit		General
	Target Amount	Unitholders	Partner

Minimum Quarterly Distribution	$0.3375	98%	2%
First Target Distribution	up to $0.3881	98%	2%
Second Target Distribution	above $0.3881 up to $0.4219	85%	15%
Third Target Distribution	above $0.4219 up to $0.50625	75%	25%
Thereafter	above $0.50625	50%	50%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued Class B units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period.

The number of Class B units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. Each Class B unit will be convertible into one common unit at the election of the holder of the Class B unit at any time following the first anniversary of the issuance of these Class B units. We will also issue an additional amount of general partner units in order to maintain the general partner’s ownership interest in us relative to the issuance of the Class B units.

Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives an amount equal to 115% of the reset minimum quarterly distribution for that quarter;

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for that quarter;

•	third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for that quarter; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made.  Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to the initial public offering price; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus.  Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to the general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	target distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of our common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. Our partnership agreement provides that we not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the general partner may reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General.  If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent required, to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

Manner of Adjustments for Gain.  The manner of the adjustment for gain is set forth in the partnership agreement. We will allocate any gain to the partners in the following manner:

•	first, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	third, 98% to all unitholders, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of our existence;

•	fourth, 85% to all unitholders, pro rata, and 15% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to the general partner for each quarter of our existence;

•	fifth, 75% to all unitholders, pro rata, and 25% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to the general partner for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Manner of Adjustments for Losses.  We will generally allocate any loss to the general partner and the unitholders in the following manner:

•	first, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to the general partner.

Adjustments to Capital Accounts.  Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

DESCRIPTION OF THE DEBT SECURITIES

General

The debt securities will be:

•	our direct general obligations;

•	either senior debt securities or subordinated debt securities; and

•	issued under separate indentures among us and a trustee.

Targa Resources Partners LP may issue debt securities in one or more series, and Targa Resources Partners Finance Corporation may be a co-issuer of one or more series of debt securities. Targa Resources Partners Finance Corporation was incorporated under the laws of the State of Delaware on May 23, 2008, is wholly owned by Targa Resources Partners LP, and has no material assets or liabilities other than as a co-issuer of debt securities. Its activities will be limited to co-issuing debt securities and engaging in other activities incidental thereto. When used in this section, “Description of the Debt Securities,” the terms “we,” “us,” “our” and “issuers” refer jointly to Targa Resources Partners LP and Targa Resources Partners Finance Corporation, and the terms “Targa Resources Partners LP” and “Targa Resources Partners Finance” refer strictly to Targa Resources Partners LP and Targa Resources Partners Finance Corporation, respectively.

If we offer senior debt securities, we will issue them under a senior indenture. If we issue subordinated debt securities, we will issue them under a subordinated indenture. The trustee under each indenture (the “Trustee”) will be named in the applicable prospectus supplement. A form of each indenture is filed as an exhibit to the registration statement of which this prospectus is a part. We have not restated either indenture in its entirety in this description. You should read the relevant indenture because it, and not this description, controls your rights as holders of the debt securities. Capitalized terms used in the summary have the meanings specified in the indentures.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

A prospectus supplement and a supplemental indenture or authorizing resolutions relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether Targa Resources Partners Finance will be a co-issuer of the debt securities;

•	whether the debt securities are senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	the assets, if any, that are pledged as security for the payment of the debt securities;

•	whether we will issue the debt securities in individual certificates to each holder in registered form, or in the form of temporary or permanent global securities held by a depository on behalf of holders;

•	the prices at which we will issue the debt securities;

•	the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

•	the currency or currency unit in which the debt securities will be payable, if not U.S. dollars;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange provisions;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any changes to or additional events of default or covenants; and

•	any other terms of the debt securities.

We may offer and sell debt securities, including original issue discount debt securities, at a substantial discount below their principal amount. The prospectus supplement will describe special U.S. federal income tax and any other considerations applicable to those securities. In addition, the prospectus supplement may describe certain special U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency other than U.S. dollars.

Guarantees

None of our subsidiaries will guarantee our obligations under the debt securities.

Consolidation, Merger or Asset Sale

Each indenture will, in general, allow us to consolidate or merge with or into another domestic entity. It will also allow each issuer to sell, lease, transfer or otherwise dispose of all or substantially all of its assets to another domestic entity. If this happens, the remaining or acquiring entity must assume all of the issuer’s responsibilities and liabilities under the indenture including the payment of all amounts due on the debt securities and performance of the issuer’s covenants in the indenture.

However, each indenture will impose certain requirements with respect to any consolidation or merger with or into an entity, or any sale, lease, transfer or other disposition of all or substantially all of an issuer’s assets, including:

•	the remaining or acquiring entity must be organized under the laws of the United States, any state or the District of Columbia; provided that Targa Resources Partners Finance may not merge, amalgamate or consolidate with or into another entity other than a corporation satisfying such requirement for so long as Targa Resources Partners LP is not a corporation;

•	the remaining or acquiring entity must assume the issuer’s obligations under the indenture; and

•	immediately after giving effect to the transaction, no Default or Event of Default (as defined under “— Events of Default and Remedies” below) may exist.

The remaining or acquiring entity will be substituted for the issuer in the indenture with the same effect as if it had been an original party to the indenture, and, except in the case of a lease of all or substantially all of its assets, the issuer will be relieved from any further obligations under the indenture.

No Protection in the Event of a Change of Control

Unless otherwise set forth in the prospectus supplement, the debt securities will not contain any provisions that protect the holders of the debt securities in the event of a change of control of us or in the event of a highly leveraged transaction, whether or not such transaction results in a change of control of us.

Modification of Indentures

We may supplement or amend an indenture if the holders of a majority in aggregate principal amount of the outstanding debt securities of all series issued under the indenture affected by the supplement or amendment consent to it. Further, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive past defaults under the indenture and compliance by us with our covenants with respect to the debt securities of that series only. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be supplemented or amended without the consent of each holder affected. Without the consent of each outstanding debt security affected, no modification of the indenture or waiver may:

•	reduce the principal amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any debt security;

•	reduce or waive the premium payable upon redemption or alter or waive the provisions with respect to the redemption of the debt securities (except as may be permitted in the case of a particular series of debt securities);

•	reduce the rate of or change the time for payment of interest on any debt security;

•	waive a Default or an Event of Default in the payment of principal of or premium, if any, or interest on the debt securities (except a rescission of acceleration of the debt securities by the holders of at least a majority in aggregate principal amount of the debt securities and a waiver of the payment default that resulted from such acceleration);

•	except as otherwise permitted under the indenture, release any security that may have been granted with respect to the debt securities;

•	make any debt security payable in currency other than that stated in the debt securities;

•	in the case of any subordinated debt security, make any change in the subordination provisions that adversely affects the rights of any holder under those provisions;

•	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of debt securities to receive payments of principal of or premium, if any, or interest on the debt securities;

•	waive a redemption payment with respect to any debt security (except as may be permitted in the case of a particular series of debt securities); or

•	make any change in the preceding amendment, supplement and waiver provisions (except to increase any percentage set forth therein).

We may supplement or amend an indenture without the consent of any holders of the debt securities in certain circumstances, including:

•	to establish the form of terms of any series of debt securities;

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated notes in addition to or in place of certified notes;

•	to provide for the assumption of an issuer’s obligations to holders of debt securities in the case of a merger or consolidation or disposition of all or substantially all of such issuer’s assets;

•	in the case of any subordinated debt security, to make any change in the subordination provisions that limits or terminates the benefits applicable to any holder of Senior Indebtedness of Targa Resources Partners LP;

•	to make any changes that would provide any additional rights or benefits to the holders of debt securities or that do not, taken as a whole, adversely affect the rights under the indenture of any holder of debt securities;

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

•	to evidence or provide for the acceptance of appointment under the indenture of a successor Trustee;

•	to add any additional Events of Default; or

•	to secure the debt securities.

Events of Default and Remedies

“Event of Default,” when used in an indenture, will mean any of the following with respect to the debt securities of any series:

•	failure to pay when due the principal of or any premium on any debt security of that series;

•	failure to pay, within 30 days of the due date, interest on any debt security of that series;

•	failure to pay when due any sinking fund payment with respect to any debt securities of that series;

•	failure on the part of the issuers to comply with the covenant described under “— Consolidation, Merger or Asset Sale”;

•	failure to perform any other covenant in the indenture that continues for 60 days after written notice is given to the issuers;

•	certain events of bankruptcy, insolvency or reorganization of an issuer; or

•	any other Event of Default provided under the terms of the debt securities of that series.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under an indenture. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, premium, if any, or interest) if it considers such withholding of notice to be in the best interests of the holders.

If an Event of Default described in the sixth bullet point above occurs, the entire principal of, premium, if any, and accrued interest on, all debt securities then outstanding will be due and payable immediately, without any declaration or other act on the part of the Trustee or any holders. If any other Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of, and accrued interest on, all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority in the aggregate principal amount of the debt securities of that series can rescind the declaration.

Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under either indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable security or indemnity. If they provide this reasonable security or indemnification, the holders of a majority in aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for that series of debt securities.

No Limit on Amount of Debt Securities

Neither indenture will limit the amount of debt securities that we may issue, unless we indicate otherwise in a prospectus supplement. Each indenture will allow us to issue debt securities of any series up to the aggregate principal amount that we authorize.

Registration of Notes

We will issue debt securities of a series only in registered form, without coupons, unless otherwise indicated in the prospectus supplement.

Minimum Denominations

Unless the prospectus supplement states otherwise, the debt securities will be issued only in principal amounts of $1,000 each or integral multiples of $1,000.

No Personal Liability

None of the past, present or future partners, incorporators, managers, members, directors, officers, employees, unitholders or stockholders of either issuer or the general partner of Targa Resources Partners LP will have any liability for the obligations of the issuers under either indenture or the debt securities or for any claim based on such obligations or their creation. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities. The waiver may not be effective under federal securities laws, however, and it is the view of the SEC that such a waiver is against public policy.

Payment and Transfer

The Trustee will initially act as paying agent and registrar under each indenture. The issuers may change the paying agent or registrar without prior notice to the holders of debt securities, and the issuers or any of their subsidiaries may act as paying agent or registrar.

If a holder of debt securities has given wire transfer instructions to the issuers, the issuers will make all payments on the debt securities in accordance with those instructions. All other payments on the debt securities will be made at the corporate trust office of the Trustee, unless the issuers elect to make interest payments by check mailed to the holders at their addresses set forth in the debt security register.

The Trustee and any paying agent will repay to us upon request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment as general creditors.

Exchange, Registration and Transfer

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the indenture. Holders may present debt securities for exchange or registration of transfer at the office of the registrar. The registrar will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

We will not be required:

•	to issue, register the transfer of, or exchange debt securities of a series either during a period beginning 15 business days prior to the selection of debt securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption or repurchase, or between a record date and the next succeeding interest payment date; or

•	to register the transfer of or exchange any debt security called for redemption or repurchase, except the unredeemed portion of any debt security we are redeeming or repurchasing in part.

Provisions Relating only to the Senior Debt Securities

The senior debt securities will rank equally in right of payment with all of our other unsubordinated debt. The senior debt securities will be effectively subordinated, however, to all of our secured debt to the extent of the value of the collateral for that debt. We will disclose the amount of our secured debt in the prospectus supplement.

Provisions Relating only to the Subordinated Debt Securities

Subordinated Debt Securities Subordinated to Senior Indebtedness

The subordinated debt securities will rank junior in right of payment to all of the Senior Indebtedness of Targa Resources Partners LP. “Senior Indebtedness” will be defined in a supplemental indenture or authorizing resolutions respecting any issuance of a series of subordinated debt securities, and the definition will be set forth in the prospectus supplement.

Payment Blockages

The subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

•	we or our property is involved in any voluntary or involuntary liquidation or bankruptcy;

•	we fail to pay the principal, interest, any premium or any other amounts on any Senior Indebtedness of Targa Resources Partners LP within any applicable grace period or the maturity of such Senior Indebtedness is accelerated following any other default, subject to certain limited exceptions set forth in the subordinated indenture; or

•	any other default on any Senior Indebtedness of Targa Resources Partners LP occurs that permits immediate acceleration of its maturity, in which case a payment blockage on the subordinated debt securities will be imposed for a maximum of 179 days at any one time.

No Limitation on Amount of Senior Debt

The subordinated indenture will not limit the amount of Senior Indebtedness that Targa Resources Partners LP may incur, unless otherwise indicated in the prospectus supplement.

Book Entry, Delivery and Form

The debt securities of a particular series may be issued in whole or in part in the form of one or more global certificates that will be deposited with the Trustee as custodian for The Depository Trust Company, New York, New York (“DTC”) This means that we will not issue certificates to each holder. Instead, one or more global debt securities will be issued to DTC, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred, except that DTC, its nominees and their successors may transfer a global debt security as a whole to one another.

Beneficial interests in global debt securities will be shown on, and transfers of global debt securities will be made only through, records maintained by DTC and its participants.

DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants’ accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks, trust companies and clearing corporations that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries.

We will wire all payments on the global debt securities to DTC’s nominee. We and the Trustee will treat DTC’s nominee as the owner of the global debt securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global debt securities to owners of beneficial interests in the global debt securities.

It is DTC’s current practice, upon receipt of any payment on the global debt securities, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global debt securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global debt securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

Debt securities represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and in either event a successor depositary is not appointed by us within 90 days; or

•	an Event of Default occurs and DTC notifies the Trustee of its decision to exchange the global debt security for certificated debt securities.

Satisfaction and Discharge; Defeasance

Each indenture will be discharged and will cease to be of further effect as to all outstanding debt securities of any series issued thereunder, when:

(a) either:

(1) all outstanding debt securities of that series that have been authenticated (except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

(2) all outstanding debt securities of that series that have not been delivered to the Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable at their stated maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust cash in U.S. dollars, non-callable U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness of such debt securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the date of such deposit (in the case of debt securities that have been due and payable) or the stated maturity or redemption date;

(b) we have paid or caused to be paid all other sums payable by us under the indenture; and

(c) we have delivered an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The debt securities of a particular series will be subject to legal or covenant defeasance to the extent, and upon the terms and conditions, set forth in the prospectus supplement.

Governing Law

Each indenture and all of the debt securities will be governed by the laws of the State of New York.

The Trustee

We will enter into the indentures with a Trustee that is qualified to act under the Trust Indenture Act of 1939, as amended, and with any other trustees chosen by us and appointed in a supplemental indenture for a particular series of debt securities. We may maintain a banking relationship in the ordinary course of business with our trustee and one or more of its affiliates.

Resignation or Removal of Trustee

If the Trustee has or acquires a conflicting interest within the meaning of the Trust Indenture Act, the Trustee must either eliminate its conflicting interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and the applicable indenture. Any resignation will require the appointment of a successor trustee under the applicable indenture in accordance with the terms and conditions of such indenture.

The Trustee may resign or be removed by us with respect to one or more series of debt securities and a successor Trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the Trustee with respect to the debt securities of such series.

Limitations on Trustee if it is Our Creditor

Each indenture will contain certain limitations on the right of the Trustee, in the event that it becomes a creditor of an issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Annual Trustee Report to Holders of Debt Securities

The Trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the Trustee’s eligibility to serve as such, the priority of the Trustee’s claims regarding certain advances made by it, and any action taken by the Trustee materially affecting the debt securities.

Certificates and Opinions to be Furnished to Trustee

Each indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of the indenture, every application by us for action by the Trustee shall be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

MATERIAL INCOME TAX CONSEQUENCES

This section is a discussion of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and, current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Targa Resources Partners LP and the Operating Partnership.

The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

We have requested a ruling from the IRS with respect to the qualifying nature of the income earned as a result of a purchase of our debt at a discount, upon which, if granted, we may rely with respect to such income. There can be no assurance that the IRS will provide such a favorable ruling. However, any income earned as a result of a purchase of our debt at a discount plus any other non-qualifying income we earned in 2008 is less than 10% of our total gross income. Other than this ruling request, no ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please see “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please see “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please see “— Tax Consequences of Unit Ownership — Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or to the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 6% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

We have requested a ruling from the IRS with respect to the qualifying nature of the income earned as a result of a purchase of our debt at a discount, upon which, if granted, we may rely with respect to such income. There can be no assurance that the IRS will provide such a favorable ruling. However, any income earned as a result of a purchase of our debt at a discount plus any other non-qualifying income we earned in 2008 is less than 10% of our total gross income. Other than this ruling request, no ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of the Operating Partnership for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. on such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and the Operating Partnership will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

(a) Neither we nor the Operating Partnership has elected or will elect to be treated as a corporation;

(b) For each taxable year, more than 90% of our gross income has been and will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

(c) Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

We believe that these representations have been true in the past and expect that these representations will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Targa Resources Partners LP will be treated as partners of Targa Resources Partners LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Targa Resources Partners LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please see “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Targa Resources Partners LP.

The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Targa Resources Partners LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income.  We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.  Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of our common units, taxable in accordance with the rules described under “— Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please see “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units.  A unitholder’s initial tax basis for his common units will be the amount he paid for our common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please see “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholders’ tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any property contributed to us that exists at the time of such contribution, together, referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax bases of our assets were equal to their fair market value at the time of such offering. In the event we issue additional common units or engage in certain other transactions in the future, we will make “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, to all holders of partnership interests immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner as is needed to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units because there is no direct or indirect authority on the issue related to partnership interests and without such authority a legal opinion cannot be issued; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

Section 754 Election.  We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we have generally adopted as to all of our properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the Section 704(c) built in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. If we elect a method other than the remedial method, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. If we elect a method other than the remedial method with respect to a goodwill property, the common basis of such property is not amortizable. Please see “— Uniformity of Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please see “— Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please see “— Disposition of Common Units — Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please see “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization.  The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our unitholders holding interests in us prior to any such offering. Please see “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. We may not be entitled to amortization deductions with respect to certain goodwill conveyed to us in future transactions or held at the time of any future offering. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please see “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 15% through December 31, 2010 and 20% thereafter (absent new legislation extending or adjusting the current rate). However, a portion, which will likely be substantial, of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination.  We will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and common unitholders receiving two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please see “— Tax Consequences of Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please see “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please see “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to non-U.S. unitholders. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will in all cases yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a United States person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

Reportable Transactions.  If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please see “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Consequences

In addition to federal income taxes, you may be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently own property and do business in Texas and Louisiana. Currently, Texas does not impose a personal income tax on individuals but Louisiana does. Moreover, both states impose entity level taxes on corporations and other entities. Current law may change. Moreover, we may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you might be required to file income tax returns and to pay income taxes in other jurisdictions in which we do business or own property, now or in the future, and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please see “— Tax Consequences of

Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth on the prospectus supplement relating to the offering of debt securities.

INVESTMENT IN TARGA RESOURCES PARTNERS LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility provisions of ERISA and the prohibited transaction provisions of ERISA and the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing, and stock bonus plans, certain Keogh plans, certain simplified employee pension plans, and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA;

•	whether the investment is permitted under the terms of the applicable documents governing the plan;

•	whether the investment will constitute a “prohibited transaction” under Section 406 of ERISA and Section 4975 of the Internal Revenue Code (see below);

•	whether in making the investment, that plan will be considered to hold as plan assets (1) only the investment in our partnership units or (2) an undivided interest in our underlying assets (see below); and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please see “Material Income Tax Consequences — Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs and certain other types of accounts that are not considered part of an ERISA employee benefit plan, from engaging in specified “prohibited transactions” involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would become an ERISA fiduciary of the investing plan and that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are “freely transferable” (as defined in the Department of Labor regulations), and are either registered under certain provisions of the federal securities laws or sold to the plan as part of a public offering under certain conditions;

(b) the entity is an “operating company,” — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that immediately after the most recent acquisition by a plan of any equity interest in the entity, less than 25% of the value of each class of equity interest (disregarding interests held by our general partner, its affiliates, and some other persons) is held by the employee benefit plans referred to above, IRAs and certain other plans and accounts not subject to ERISA (including governmental plans), and entities whose underlying assets include plan assets by reason of a plan’s investment in the entity.

Our assets should not be considered “plan assets” under these regulations because it is expected that any investment in us by an employee benefit plan will satisfy the requirements in (a) above.

Plan fiduciaries contemplating a purchase of our common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other ERISA violations.

PLAN OF DISTRIBUTION

Under this prospectus, we intend to offer our securities to the public:

•	through one or more broker-dealers;

•	through underwriters; or

•	directly to investors.

We will fix a price or prices of our securities at:

•	market prices prevailing at the time of any sale under this registration statement;

•	prices related to market prices; or

•	negotiated prices.

We may change the price of the securities offered from time to time.

We will pay or allow distributors’ or sellers’ commissions that will not exceed those customary in the types of transactions involved. Broker-dealers may act as agents or may purchase securities as principal and thereafter resell the securities from time to time:

•	in or through one or more transactions (which may involve cross transactions and block trades) or distributions;

•	on The NASDAQ Stock Market LLC;

•	in the over-the-counter market; or

•	in private transactions.

Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in prospectus supplements. In that event, the discounts and commissions we will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements. Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses. We may indemnify underwriters, brokers, dealers and agents against specific liabilities, including liabilities under the Securities Act.

Offers to purchase securities may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto.

We may offer our units into an existing trading market on the terms described in the prospectus supplement relating thereto. Underwriters and dealers who may participate in any at-the-market offerings will be described in the prospectus supplement relating thereto.

The aggregate maximum compensation the underwriters will receive in connection with the sale of any securities under this prospectus and the registration statement of which it forms a part will not exceed 10% of the gross proceeds from the sale.

Because FINRA views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus forms a part will be made in compliance with Rule 2810 of the NASD Conduct Rules.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

In connection with offerings under this shelf registration and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions which stabilize or maintain the market price of the securities at levels above those which might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

A prospectus and accompanying prospectus supplement in electronic form may be made available on the websites maintained by the underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Vinson & Elkins L.L.P. will also render an opinion on the material federal income tax consequences regarding the securities. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Targa Resources Partners LP for the year ended December 31, 2008, the balance sheet of Targa Resources GP LLC as of December 31, 2008 included as Exhibit 99.1 of Targa Resources Partners LP’s Current Report on Form 8-K dated June 1, 2009 and the combined financial statements of the Downstream Assets of Targa Resources, Inc. for the year ended December 31, 2008 included as Exhibit 99.2 of Targa Resources Partners LP’s Current Report on Form 8-K dated July 29, 2009 have been so incorporated in reliance on the reports (which reports contain explanatory paragraphs relating to the Partnership, General Partner’s and the Downstream Assets of Targa Resources, Inc.’s significant transactions with related parties) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s web site at http://www.sec.gov. We also make available free of charge on our website, at http://www.targaresources.com, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished pursuant to 2.02 or 7.01 on any current report on Form 8-K), including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, until all offerings under this registration statement are completed:

•	our annual report on Form 10-K for the year ended December 31, 2008;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2009;

•	our current reports on Form 8-K filed January 28, 2009, May 21, 2009, June 1, 2009, June 2, 2009, June 29, 2009, July 6, 2009 and July 29, 2009; and

•	the description of our common units in our registration statement on Form 8-A (File No. 001-33303) filed pursuant to the Securities Exchange Act of 1934 on February 8, 2007.

As of January 1, 2009, the Partnership adopted the provisions of EITF 07-4, “Application of the Two-Class Method under FASB Statement No. 128 to Master Limited Partnerships,” which requires retrospective application. The consolidated financial statements included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2008 have not been revised retrospectively to reflect the adoption of EITF 07-4 as management has determined that the impact of adoption of EITF 07-4 is not material to such consolidated financial statements.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.targaresources.com, or by writing or calling us at the following address:

Targa Resources Partners LP
1000 Louisiana St., Suite 4300
Houston, Texas 77002
Attention: Investor Relations
Telephone: (713) 584-1000

TARGA RESOURCES
PARTNERS LP

6,000,000 Common Units

Representing Limited Partner Interests

Joint Book-Running Managers

UBS Investment Bank
Barclays Capital
Citi

Co-Managers

Raymond James
Deutsche Bank Securities
RBC Capital Markets